Exhibit 99.1

EXHIBIT 99.1

News Release dated November 18, 2020, Suncor Energy declares dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (Nov. 18, 2020) – Suncor Energy’s Board of Directors has approved a quarterly dividend of $0.21 per share on its common shares, payable December 24, 2020 to shareholders of record at the close of business on December 3, 2020.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com